Exhibit 99.2

Commtouch Announces Plans for One-for-Three Reverse Stock Split

Sunnyvale, CA - November 1, 2007 - Commtouch® (Nasdaq: CTCH), a leading email defense technology provider, today announced that its board of directors has unanimously adopted a resolution declaring the advisability of a reverse stock split of all issued and non-issued authorized ordinary shares of the company, at the ratio of one-for-three, subject to shareholder approval and subsequent board action.

"Following three years of accelerated growth and in anticipation of our continued expansion, we are looking to increase our visibility and accommodate larger institutional investors," said Gideon Mantel, chief executive officer and chairman of the board.

The reverse stock split is intended to enhance the acceptability of the shares for those institutional investors. These institutions have expressed interest in the company, however they generally invest only in companies that meet certain requirements. These requirements include a minimum $5 bid price and/or listing on the NASDAQ Global Market.

Currently, the company’s ordinary shares are traded on the Nasdaq Capital Market. The reverse split is expected to enable the company to meet the standards for listing on the Nasdaq Global Market, which include the requirement for a minimum bid price of $5.00 per share for 90 consecutive trading days.

“The reverse split is another important step in the company’s growth and maturity, providing an opportunity to enlarge the company’s investor base,” continued Mr. Mantel.

The Company will seek shareholder approval at the next shareholders meeting, expected to be held in December 2007.

About Commtouch

Commtouch Software Ltd. (NASDAQ:CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool -- e-mail. Commtouch has over 16 years of experience developing messaging software and is a global developer and provider of proprietary anti-spam, Zero-Hour virus protection and Reputation Service solutions. Using core technologies including RPD (Recurrent Pattern Detection(TM)), the Commtouch Detection Center analyzes billions of email messages per week to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by scores of OEM partners, Commtouch technology protects thousands of organizations, with hundreds of millions of users in over 100 countries. Commtouch is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif. For more information, see: http://www.commtouch.com. The site includes the Commtouch online lab detailing spam statistics and charts.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact:	Investor Relations Contact
Ron Ela	Ehud Helft / Kenny Green
Chief Financial Officer	GK Investor Relations
Tel: (US) 650-864-2291	Tel: (US) 1-646-201-9246
(Int’l) +972-9-8636813	(Int’l) +972-3-607-4717
ron.ela@commtouch.com	info@gkir.com